EXHIBIT 99.10

Executive Officers and Directors of ZelnickMedia Corporation

Name	Business Address	Citizenship	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Strauss Zelnick	650 Fifth Avenue New York, New York 10019	United States	President, Treasurer and sole director of ZelnickMedia Corporation

Ben Feder	650 Fifth Avenue New York, New York 10019	United States	Vice President of ZelnickMedia Corporation

George Vogel	650 Fifth Avenue New York, New York 10019	United States	Secretary of ZelnickMedia Corporation